FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  October 2007

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada  V6E 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

October 22, 2007

Minco Silver Corporation is pleased to announce the results of a Preliminary Economic Assessment (PEA) on its 100% owned Fuwan Silver Project located in Guangdong Province, China, completed by independent engineering firm SRK Consulting (China).

The Registrant is a major shareholder of Minco Silver Corporation.

2.

Exhibits

2.1

News Release dated October 22, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/Garnet Clark

Date:  October 22, 2007

Garnet Clark

Chief Financial Officer

Exhibit 2.1

TSX: MSV
For Immediate Release	October 22, 2007

NEWS RELEASE

MINCO SILVER RECEIVES POSITIVE PRELIMINARY ECONOMIC ASSESSMENT ON FUWAN; CONFERENCE CALL

Minco Silver Corporation (the "Company" or "Minco Silver") (TSX: MSV) is pleased to announce the results of a Preliminary Economic Assessment (PEA) on its 100% owned Fuwan Silver Project located in Guangdong Province, China, completed by independent engineering firm SRK Consulting (China).

Conclusion and Recommendations

On the basis of available information, SRK concludes that the Fuwan Project is technically and economically viable as an underground mining operation with a capacity sufficient to support a processing rate of the order of 2,500 tpd. The pre-production capital cost is estimated to be US$57 million. Average annual silver production is estimated at 4.9 million ounces over a mine life of 12 years with average operating costs of US$29.02 per tonne milled or cash costs of US$2.40 per ounce silver after credits from other associated metals. The Project generates total gross revenue of US$713 million, total after-tax net cash flow of US$241 million, an after-tax net present value of US$113 million using an 8% annual discount rate, and an after-tax internal rate of return of 38%. Payback period of pre-production capital cost is 1.7 years from the start of production.

The results of the PEA indicate that, at an IRR of 38% after tax, the Fuwan Silver Project is expected to be robust. In common with virtually all mining developments, the project economics are sensitive to metal price and grade of the deposit. The Fuwan Silver project provides high leverage to the silver price.

As such, SRK recommends Minco Silver to advance the project to a pre-feasibility/feasibility level and particularly recommends the following:

•

Expedient investigation and application for long lead-time items, such as for surface land use and mining permit application.

•

Appropriate metallurgical testwork to confirm a cost effective process, particularly including reagent election specific to ore mineralogy.

•

Early initialization of a shaft access development program to gain required information about the actual characteristics and conditions of the ore zones.

Geology and Resources

The PEA is based on the resource estimates reported by P&E Mining Consultants Inc. in the Technical Report and Updated Resource Estimate on the Fuwan Property, Guangdong Province, China, with an effective date April 15th, 2007. The P&E Resource Estimate, based on the results up to Minco Silver’s phase 3 drilling program completed in January, 2007 and a 50g/t Cut-off Grade, is summarized below:

Resource Area and Classification	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Pb (%)	Zn (%)
Fuwan Permits Indicated	4,477,000	203	29,206,000	0.20	0.18	0.53
Fuwan Permits Inferred	13,845,000	180	80,307,000	0.25	0.22	0.58

  (Note:  Indicated and inferred resources are not mineral reserves and do not have demonstrated economic viability)

The PEA includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The exploration program is, however, considerably advanced since the 15 April 2007 Resource Estimate Report. Phases IV and V drilling had been completed but the results were not available for report preparation and were not taken into account for the PEA.  Further, Minco Silver’s proportionate ownership of the silver mineralization that lies within the Changkeng permit has not been included (4.1 million tonnes inferred, averaging 142 g/t Ag, for an additional 18.7 million ounces of silver).

Mining

A number of mining methods have been assessed and the Drift and Fill method was selected, on the basis of available information, for the Fuwan Project PEA.  Drift and Fill mining has been envisaged to consist of first driving stoping panel access drifts in ore across the orebody at 100m horizontal intervals.  Drift and Fill stopes of 50m length will then be driven from the panel access drifts.  The stope drifts are then backfilled to prevent subsequent deformation, caving, and subsidence.  The next stoping drift in that panel unit is excavated adjacent to the previously filled excavation. This process is continued in sequence, allowing adequate time for the backfill to stabilize.  A panel unit will consist of three to five stoping drifts, and the entire panel includes several panel units.

The proposed mine access plan for the Fuwan orebodies utilizes access to the orebody via a circular shaft and a 4.5m x 4.5m ramp with a 15% decline.  Orebody development will occur by driving development access drifts at the perimeter of the ore zone.

Mine ore production will initially be 1,500 tpd, ramping up to 2,500 tpd by the start of the second production year and thereafter.  For the purposes of this PEA a base case life of mine of 12 years has been considered.

Metallurgy

Metallurgical test work was carried out by Process Research Associates (PRA) and a process flow for the Fuwan silver ore has been proposed.  The process involves comminution, Pb rougher flotation, Zn rougher flotation, and then regrinding of both Pb and Zn rougher concentrates.  The reground concentrates will then be cleaned by flotation to produce Pb and Zn concentrates which are dewatered and stored for transportation to the smelters.  The flotation tailings are to be thickened before being transferred to the tailings management facility and underground as backfill.

PRA test work found that a simple flow sheet using conventional flotation and standard reagents provides excellent recoveries which are summarized in the table below:

Sample ID	Total Recoveries
	Ag (%)	Au (%)	Pb (%)	Zn (%)
Zone 1 Sample	97.3	68.2	89.8	97.3
Zone 2 Sample	97.7	69.7	96.0	97.2
Composite Sample	97.9	77.4	94.0	97.9

          (Note:  Detailed in the Company’s news release dated September 17, 2007)

Waste Management and Tailings Disposal

Although the Base Case scenario plans for a 12 year mine life, over a potential 18 year mine life it is anticipated that a total of approximately 1.5 million tonnes of waste rock will be generated. During the initial 12 months it is anticipated that waste rock will be utilized at the mine site for the construction of level platforms, road access, embankments, and as a rock fill material for infrastructure construction.  It has been assumed that sixty percent of tailings at Fuwan will be disposed of underground as backfill with the balance reporting to surface tailings storage facilities located to the south of the orebody. It is anticipated that the coarse fraction will be separated, likely using cyclones, and used for backfill in the mining operation.  Over a potential 18 year mine life it is anticipated that about 17.4 million dry tonnes of tailings will be generated at Fuwan for storage at surface. This is expected to generate a volume of about 2.85 million m3 of tailings, depending on the type of tailings disposal technology and level of dewatering. It is anticipated that tailings will be thickened, to a minimum density of about 1.8t/m3.

Hydrological, Geotechnical, Environmental, and Socio-economics

At the time of preparing this PEA, investigations were being carried out to evaluate site specific hydrological, environmental, and geotechnical conditions. The evaluation is currently being done by the 757 Geological Exploration Team under contract to Minco Silver. SRK is providing support to the Company for this investigation. The results of this investigation were not available for the purpose of the PEA.

Detailed Environmental and Socio-economic studies have not been done yet. However, Minco Silver intends to commission this study in preparation of a feasibility study due to commence in the first half of 2008.

Economic Evaluation

Based on the mineral resources estimated by PRA, SRK has developed a plan to mine and process an average of 2,455 tpd, operating 330 days per year, for a total 9.7 million tonnes mined over a 12 year mine life.  For the Base Case assessment, it has been assumed that the resources within the higher grade areas will be mined first. This selective mining of the ore may be more representative of a mine plan that will result from a detailed feasibility study, and results in somewhat variable mill head grades which are higher in the initial years to repay the capital cost, and decreasing in later years.  For the purpose of this PEA, a 90% ore recovery rate and a 12% dilution rate have been used. Operating costs are estimated to be US$29.02 per tonne milled. The pre-production capital costs are estimated to be US$57 million. The net after tax cash flow is estimated to be US$241 million. The after-tax net present value at an 8% annual discount rate is estimated to be US$113 million and the after-tax internal rate of return is 38%.

 A summary of the PEA Economic Evaluation is provided below:

Items	Unit	Value
Pre-production capital cost	US$M	56.9
Sustaining Capital cost	US$M	18.2
Total revenue	US$M	712.8
Total operating cost	US$M	312.8
Total tonnage mined	Mt	9.7
Cash operating cost	US$/t milled	29.02
Cash operating cost	US$/ oz silver produced	$2.40
Total silver production	M oz	58.8
Total project cash flow	US$M	320.9
Income tax payable	US$M	79.8
Royalty payable	US$M	26.0
Total net after-tax cash flow	US$M	241.1
NPV@ 8% annual discount rate	US$M	113.3
NPV@ 10% annual discount rate	US$M	94,3
NPV@ 12% annual discount rate	US$M	78,4
Internal rate of return	%	38
Payback period for pre-production capital cost	Year	1.7

Among the factors assumed in the development of the PEA cash flow model are:

•

Mining recovery of 90%, dilution 12% at zero grade.

•

Production of 1,500 tpd for year 1 and 2,500 tpd for year 2 and thereafter, operating 330 days per year.

•

Mill plant concentrate recoveries of 94% for silver, 65% for gold, 84% for lead, and 95% for zinc.

•

Head grades of 181 to 282 g/t silver, 0.21 g/t gold, 0.19% lead, and 0.51% zinc.

•

Silver price of US$12.11/troy oz based on average Shanghai Gold Exchange (SGE) silver price during the August 2005-August 2007 period less 13% Value Added Tax (VAT); Gold price of US$624.57/troy oz based on average SGE gold price over the August 2005-August 2007 period; US$0.67/lb for lead and US$1.30/lb for zinc based on average LME prices during the August 2005-August 2007 period.

•

Resource compensation tax (royalty) of 4% revenue for gold and silver, and 2% revenue for lead and zinc.

•

An income tax rate of 25% of taxable income.

•

Analyses are in constant US dollars of mid-2007 value.

Sensitivity Analysis

The project cash flow is sensitive to silver price, operating cost, capital cost, and also other variables. As may be expected, the price of silver is the most sensitive since about 80% of the projected revenue is from silver.

Silver price sensitivity is provided in the table below:

Silver Value (US$/troy oz)	NPV@8% (US$M)	NPV@10% (US$M)	NPV@12% (US$M)	IRR (%)
7.00	18	11	5	14
8.00	37	27	19	19
9.00	55	43	34	24
10.00	74	60	48	29
11.00	93	76	62	33
12.00	111	93	77	38
13.00	130	109	91	42
14.00	149	125	106	46
15.00	167	142	120	49
16.00	186	158	135	53

Qualified Persons

SRK Consulting - Yonglian Sun, Ph.D., CPEng, Project Manager and Client Liaison; Dwight Crossland, B.S., Mining; Chris Stinton, CPEng, Process and Metallurgy; Kevin Holley, CPEng, Geotechnical Engineer-tailings and rock mass assessment

Minco Silver -  Tim Marlow, C. Eng, MIMMM, VP Operations and Study Manager; Dwayne Melrose, P. Geo., VP Exploration and QP responsible for verification and quality assurance of the company’s exploration data and analytical results

CONFERENCE CALL

Minco Silver will host a conference call on Tuesday, October 23, at 11:00 AM Eastern or 8 AM Pacific Time.  To participate, please dial 416-849-4293 for local and international callers, or 1-866-400-2240 toll-free within North America.

About Minco Silver

Minco Silver Corporation is a TSX company focusing on the acquisition and development of silver dominant projects in China.  The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”) (TSX:MMM/AMEX:MGH/FSE:MI5) and Silver Standard Resources (TSX:SSO).  For more information on Minco Silver, please visit the website at www.mincosilver.ca  or contact Ute Koessler at 1-888-288-8288 or (604) 688-8002 info@mincosilver.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

Chairman & CEO

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  Such statements may be identified by the use of words such as "will", ""may", "expects", "estimate", "intend" or the use of the future or conditional tense. Certain material factors or assumptions were applied in drawing our conclusions and making those forward-looking statements. Forward-looking statements reflect management's current views with respect to possible future events and conditions and, by their nature, are based on management's beliefs and assumptions and subject to known and unknown risks and uncertainties, both general and specific to the Company. Although the Company believes the expectations expressed in such forward-looking statements are reasonable, such statements are not guarantees of future performance and actual results or developments may differ materially from those in our forward-looking statements.

Risks and uncertainties that could cause actual results to differ materially from those in our forward-looking statements include, among other things, the fact that we are a mineral exploration and development company which activity involves an inherent degree of risk and may not result in our developing a body of commercial ore, the long time horizons involved in the mineral exploration and development projects, risks associated with operating and holding mineral interests in other countries, particularly China, the numerous operating hazards and liabilities, including possible environmental liabilities inherent in mineral exploration and development, significant costs and capital requirements, risks associated with securing and maintaining title to properties or enforcing agreements with other third parties, the need for significant and continued availability of capital and financing, commodity prices, general economic, market or business conditions, and governmental policies and legislation.

These forward-looking statements are based on certain material factors and assumptions, including general business and economic conditions, the terms and conditions governing our exploration and development programs, the ability of third-party services providers to deliver products or services in a timely manner and the reliability of information provided to the Company by third parties, among others. In particular, this release includes material factors and assumptions regarding, among other things, future prices for metals (Silver, Zinc, Gold, and Lead), the viability and methodology of underground mining and surface processing, recovery rates and throughput, project life, operating costs, exchange rates, availability of permits, roads, electricity and other infrastructure, the completion of a positive feasibility study, resource estimates and the possibility of added resource potential, capital and operating costs, tax and royalty rates. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are given as of the date hereof. Readers are cautioned not to place undue reliance on these forward looking statements as there can be no assurance that the conditions, events, plans or assumptions on which they are based will occur. Readers should perform their own detailed, independent investigation and analysis of the Company before making any investment decision and are encouraged to seek independent professional advice. All of the forward-looking statements in this document are expressly qualified by the above.

This news release uses the terms "inferred resources", "indicated resources", and "resources". Minco Silver advises investors that although these terms are recognized and required by Canadian securities regulations (under National Instrument 43-101 "Standards of Disclosure for Mineral Projects"), the US Securities and Exchange Commission does not recognize these terms. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Assessment as defined under NI 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable. This News Release uses the term "preliminary economic assessment”.  Minco Silver cautions investors and readers that this assessment is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

Readers are cautioned that the above list is not exhaustive and that risks may change or new risks may emerge.